9701 Wilshire Blvd., Suite 1100 Beverly Hills, CA 90212 T 310-274-2036 F 310-271-2632 E info@CardoMedical.com

September 20, 2010

VIA EDGAR

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Cardo Medical, Inc.
         Form 10-K for the fiscal year ended December 31, 2009
         Filed March 31, 2010

Dear Mr. Cascio,

In connection with our response letter, dated September 9, 2010, to the United States Securities and Exchange Commission's comment letter, dated August 25, 2010, Cardo Medical, Inc. (the "Company") acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CARDO MEDICAL, INC.

By: /s/ Derrick Romine
    Derrick Romine
    Chief Financial Officer